AEM SPA

07025560

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/181/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

July 24, 2007

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

EXERCISING OF CALL OPTION IN ECODECO COMPLETED

Following the transfer of shares AEM will rise to 94% of the share capital of Ecodeco

***

Milan, 24 July 2007

AEM today, following the exercising of the *call* option in relation to Ecodeco S.r.l. communicated to the market on 15 May 2007, purchased 64% of the share capital of Ecodeco S.r.l. against payment of a price equal to 223.6 million euros.

Following this purchase, AEM holds a total of 94% of the share capital of Ecodeco S.r.l.. The remaining portion of 6% of the share capital of Ecodeco S.r.l. is subject to a *call* option and a *put* option, respectively in favour of and against AEM S.p.A, to be exercised by 2008 conditions being equal.

An adjustment of the price (positive or negative) is also expected based on 50% of the variation of the 2007 gross operating margin compared to that of 2006 (both expressed according to the Italian accounting principles, as well as subject to some corrections and contractual adjustments), to which the contractual multiple of 6.8 will be applied.

For Further information:
Media and Territory – AEM S.p.A. Press Office (Biagio Longo Tel. 02 7720.4582/3487775161)
Investors Relations – AEM S.p.A. Tel. 02 7720.3879 ir@aem.it
www.aem.it

END